

April 23, 2012

Via E-mail
Ms. Laura Lee Stewart
President and CEO
Sound Financial Bancorp, Inc.
2005 Fifth Avenue, Second Floor
Seattle, Washington 98121

Re: **Sound Financial Bancorp, Inc.**
Registration Statement on Form S-1
Filed March 27, 2012
File No. 333- 180385

Dear Ms. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Before you request acceleration of effectiveness of the registration statement, please confirm that FINRA has no objections to the underwriters' compensation and has approved the listing.

Cover Page of Prospectus

2. Noting the irrevocability of the orders and the simultaneous offerings, clarify what will happen to the community orders if the subscription offering covers all of the shares offered.

Summary, page 1

3. We note that your 17 page summary only includes a few sentences (which are on page 1) regarding the business, financial condition and results of operations of Sound Financial, Inc and Sound Community Bank. Please revise section entitled "The Companies" to provide "a brief overview of the key aspects of the offering" required by Item 503(a) and the related Instruction including, but not limited to, the following:

   • the amount of net income and trends in the amount of total assets, loans and deposits;
   • the concentration of 86 percent of your loan portfolio in real estate in five counties in the state of Washington;
   • you have a total of five retail offices which are located in the Puget Sound area of Washington state;
   • the increase in nonperforming loans in 2011;
   • the economic conditions in your market area, including home value declines and unemployment in your market area; and
   • disclose, if material, the amount and percentage of your loans that are nonconforming, subprime, "alt A" loans, interest-only and option adjustable rate loans.

How We Determined the Offering Range, page 5

4. Please revise the second paragraph to identify the factors on which RP Financial considered each member of the peer group to be "comparable to Sound Financial Bancorp".

Risk Factors, Page 18

5. Please address the risks associated with the concentration of your loan portfolio in real estate loans that are located in four counties in one state.

6. Revise to add a risk factor for the continuing MOU or advise the staff why you believe one is not needed. In this regard, advise us as to any restrictions still in effect for any past or current MOU with regulatory authorities.

Deteriorations in the housing real estate market… page 18

7. Revise this risk factor to quantify various measures to which you refer including the following:

   • the "increased loan-to-value ratios" in your portfolio;

- the "declines in home prices" in your particular market area;
- "significant increases in our non-performing assets, provision for loan losses and net charge-offs;"
- "valuation adjustments on our loan portfolio and real estate owned;" and
- the aggregate amount of your loans in which "borrowers have little or no equity."

Provide more detailed analysis of risks to you including the effect on your loan losses and asset quality.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

8. Please revise this section to provide an analysis of any Memorandum of Understandings that you had and have with federal and/or state regulators. Provide analysis of the issues identified by regulators, such as, your capital level, the amount of classified assets, and the amount of brokered deposits and any restrictions imposed. In addition, identify any restrictions still in effect as well as what you have done to address the problems.

Average Balances, Net Interest Income, Yields Earned and Rates Paid, Page 52

9. Please revise your table to include information for the last five fiscal years. Refer to the preface and section I of Industry Guide 3.

Business, page 60

10. Please consider revising the section entitled "Market Area" in paragraphs three, four five six and seven to update the various unemployment rates for the Seattle MSA and each county to disclose rates as of March 2012 as published by the Bureau of Labor Statistics.

One to Four- Family Real Estate Lending, page 65

11. Please tell us whether you have any significant concentration of insurance from any Private Mortgage Insurer for your mortgage balances that exceed 80% LTV.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at (202) 5513416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney